Filed pursuant to Rule 424(b)(3)
                                                             File No. 333-113297

[LOGO]   DEARBORN CAPITAL
         MANAGEMENT, L.L.C

                                                               December 16, 2004


     SUPPLEMENT DATED DECEMBER 16, 2004 TO PROSPECTUS DATED DECEMBER 1, 2004

Dear Investor(s):


                           NOVEMBER PERFORMANCE UPDATE

Performance for the Grant Park Futures Fund was positive for the month of November. Detailed performance for the Fund and the individual traders follows below:

                                                           2004      % OF
                                           NOVEMBER        YTD        FUND       TOTAL NAV        NAV/UNIT
FUND
Grant Park Futures Fund Class A Units       8.45%         -6.75%                   $ 67M         $1,113.382
Grant Park Futures Fund Class B Units       8.37%         -7.51%                   $217M           $995.768
TRADING ADVISORS
Rabar Market Research (Div)                15.31%         -6.95%       23%
EMC Capital Management (Classic)           10.97%        -10.51%       22%
Eckhardt Trading (Global)                   5.23%         -7.59%        6%
Graham Capital Management (GDP)             4.06%          0.14%       23%
Winton Capital Management (Div)             6.14%         14.87%       16%
Saxon Investment Corp (Div)                 4.54%          4.64%        9%

              ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The continuing weakness of the U.S. dollar remained the focus for the month of November. Performance was driven by profits in the currency, stock index and metal sectors as noted below:

CURRENCIES
The dollar has now dropped for seven weeks in a row, reaching its lowest value against the Japanese yen since 2000, and a record-low against the euro. The dollar sank on comments mid-month from Alan Greenspan, who suggested that the U.S. may be growing too dependent upon foreign capital to fund the trade deficit. Speaking in Germany, the Fed chairman told a group of central bankers that the growing U.S. current account (trade) deficit could, at some point, cause foreign demand for U.S. dollars, bonds and equity to subside. As a result of the dollar's decline, the Fund generated profits in its long foreign currency positions, most notably the euro, Swiss franc and Japanese yen and a short dollar index position.

STOCK INDICES
Global stock markets continued to benefit from improved economic conditions around the world, particularly in the United States. The Federal Reserve Board raised U.S. interest rates for the fourth time in six months, as the U.S. economy continues to expand. U.S. industrial production rose 0.7% in October, which was more than double the expectation from most analyst projections. The Consumer Price Index (CPI) and the Producer Price Index (PPI) also rose above expectations. Equity prices were further boosted by lower crude prices and President Bush's re-election. Consequently, long positions were profitable in the Hang Sang, the Australian All Ordinaries, the NASDAQ Composite Index and the S&P 500 Composite Index.

       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

METALS
Trading in the metal sector was profitable, most notably for long positions in Gold. The weak dollar was the greatest influence on rising gold prices. Gold prices were up 5% on the month, the fifth consecutive monthly rise.

On the negative side, the Fund sustained modest losses on short positions in the energy sector on news late in the month that U.S. inventories of both natural gas and heating oil fell more than anticipated, thus boosting prices.

We would also like to notify you that we have updated our April 1, 2004 Prospectus and Subscription Agreement with a new prospectus and subscription agreement dated December 1, 2004. Subscriptions for additional units must be submitted only on the new form. Please contact our offices to request a copy of the current Prospectus and Subscription Agreement.


Please contact our backoffice at funds@dearborncapital.com if you would like access to our website. The website contains daily Fund performance as well as weekly and monthly Fund performance with commentary. Other Fund statistics and information are also included. Please specify a user ID and password on your request. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.



Sincerely,



/s/ Margaret Manning
Margaret Manning
Vice President

Enclosures


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
                 FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK
                     AND IS NOT SUITABLE FOR ALL INVESTORS
           THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,
                          OFFERING BY PROSPECTUS ONLY

        PERFORMANCE HOTLINE: (312) 788-2272 OR TOLL FREE: (866) 516-1574
                   PERFORMANCE IS REPORTED ON A WEEKLY BASIS.
                        E-MAIL: FUNDS@DEARBORNCAPITAL.COM












       550 West Jackson   Suite 1300   Chicago, IL 60661   312.756.4450
                       312.756.4452 fax   800.217.7955
    Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

                  GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
                                ACCOUNT STATEMENT
                       (PREPARED FROM BOOKS WITHOUT AUDIT)
                               FOR THE MONTH ENDED
                                NOVEMBER 30, 2004
STATEMENT OF INCOME
-------------------

                                             MONTH              YEAR TO DATE             MONTH              YEAR TO DATE

                                       (A UNITS) IN US $     (A UNITS) IN US $     (B UNITS) IN US $     (B UNITS) IN US $
TRADING INCOME (LOSS):
----------------------
Realized Trading Income (Loss)             1,393,714            (7,141,119)              4,401,892          (18,637,623)
Change in Unrealized Income (Loss)         4,613,978             7,556,711              14,572,740           23,470,593
Brokerage Commissions                        (43,489)             (453,975)               (137,356)          (1,122,415)
Exchange, Clearing Fees and NFA charges       (4,322)              (44,127)                (13,650)            (108,856)
Other Trading Costs                          (31,674)             (214,037)               (100,038)            (593,820)
Change in Accrued Commissions                 (7,425)              (47,329)                (23,449)            (110,442)
                                          ----------            ----------             -----------        -------------
NET TRADING INCOME (LOSS)                  5,920,782              (343,876)             18,700,139            2,897,437
                                          ----------            ----------             -----------        -------------

OTHER INCOME:
-------------
Interest, U.S. Obligations                    55,415               371,253                 175,023            1,013,904
Interest, Other                               41,626               322,499                 131,472              819,297
                                          ----------            ----------             -----------        -------------
TOTAL INCOME (LOSS)                        6,017,823               349,876              19,006,634            4,730,638
                                          ----------            ----------             -----------        -------------

EXPENSES:
---------
Incentive Fees to Trading Managers           257,172             1,132,764                 812,249            2,451,228
Administrative Fees                           20,279               224,627                  64,049              532,678
O&O Expenses                                  11,588                91,927                 164,697            1,173,181
Brokerage Expenses                           362,123             3,309,948               1,189,476            8,585,031
Illinois Replacement Tax                           0                (6,431)                      0              (40,797)
                                          ----------            ----------             -----------        -------------
TOTAL EXPENSES                               651,162             4,752,835               2,230,471           12,701,321
                                          ----------            ----------             -----------        -------------
NET INCOME (LOSS)                          5,366,661            (4,402,959)             16,776,163           (7,970,683)
                                          ==========            ==========             ===========        =============

STATEMENT OF CHANGES IN NET ASSET VALUE
---------------------------------------
Beginning Balance                         62,736,415            33,412,619             193,152,693           34,005,423
Additions                                    741,800            44,143,275               7,336,264          193,728,823
Net Income (Loss)                          5,366,661            (4,402,958)             16,776,163           (7,970,683)
Redemptions                               (1,885,395)           (6,193,455)               (428,477)          (2,926,920)
                                          ----------            ----------             -----------        -------------
BALANCE AT NOVEMBER 30, 2004              66,959,481            66,959,481             216,836,643          216,836,643
                                          ----------            ----------             -----------        -------------
Total Units Held at End of The
Period                                                        60,140.63756                                217,758.08898
Net Asset Value Per Unit                                         1,113.382                                      995.768
Rate of Return                                 8.45%                -6.75%                   8.37%               -7.51%

                   TO THE BEST OF MY KNOWLEDGE AND BELIEF THE
             INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

                               /s/ David Kavanagh
                               ------------------
                            DAVID KAVANAGH, PRESIDENT

                      FOR DEARBORN CAPITAL MANAGEMENT, LLC
         GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP